SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SentinelOne, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)
81730H 10 9
(CUSIP Number)
Andrew Prodromos
Managing Director and Chief Compliance Officer
Insight Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
(212) 230-9200

With a copy to:
Matthew J. Guercio
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 10, 2024
(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,188,558 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,188,558 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,188,558 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,254,678 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,254,678 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,678 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 823,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 823,026 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,026 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners X (Co-Investors), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 123,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 123,454 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,454 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,713 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,713 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,713 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners (Cayman) XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 441,193 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 441,193 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,193 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners (Delaware) XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,333 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,333 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,706 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,706 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,706 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors) (B), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,243 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,243 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,243 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners (EU) XI, S.C.Sp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,328 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,328 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,328 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,791 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,791 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,791 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X (Cayman) Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,292 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,292 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,292 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X (Delaware) Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,321 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,321 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,321 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Associates X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,389,716 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,389,716 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,389,716 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Associates X, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,389,716 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,389,716 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,389,716 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 916,188 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 916,188 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,188 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates XI, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 916,188 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 916,188 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,188 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates (EU) XI, S.a.r.l.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,328 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,328 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,328 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates Fund X Follow-On, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,794 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,794 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,794 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates Fund X Follow-On, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,794 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,794 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,794 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,425,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,425,026 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,425,026 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed on behalf of the Reporting Persons (as defined below) with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of SentinelOne, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2021, as amended by Amendment No. 1 thereto filed on December 15, 2021, Amendment No. 2 thereto filed on September 2, 2022, Amendment No. 3 thereto filed on March 31, 2023, Amendment No. 4 thereto filed on January 9, 2024 and Amendment No. 5 thereto filed on April 10, 2024 (the “Schedule 13D”), on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”): (i) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“IVP X”); (ii) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman X”); (iii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership (“IVP Delaware X”); (iv) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors X” and, together with IVP X, IVP Cayman X and IVP Delaware X, the “IVP X Funds”); (v) Insight Partners XI, L.P., a Cayman Islands exempted limited partnership (“IP XI”); (vi) Insight Partners (Cayman) XI, L.P., a Cayman Islands exempted limited partnership (“IP Cayman XI”); (vii) Insight Partners (Delaware) XI, L.P., a Delaware limited partnership (“IP Delaware XI”); (viii) Insight Partners XI (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IP Co-Investors XI”); (ix) Insight Partners XI (Co-Investors) (B), L.P., a Cayman Islands exempted limited partnership (“IP Co-Investors B XI”); (x) Insight Partners (EU) XI, S.C.Sp., a Luxembourg special limited partnership (“IP EU XI” and, together with IP XI, IP Cayman XI, IP Delaware XI, IP Co-Investors XI and IP Co-Investors B XI, the “IP XI Funds”); (xi) Insight Partners Fund X Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X FOF”); (xii) Insight Partners Fund X (Cayman) Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X Cayman FOF”); (xiii) Insight Partners Fund X (Delaware) Follow-On Fund, L.P., a Delaware limited partnership (“IP X Delaware FOF”); (xiv) Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X Co-Investors FOF” and, together with IP X FOF, IP X Cayman FOF and IP X Delaware FOF, the “IP X FOF Funds”); (xv) Insight Venture Associates X, L.P., a Cayman Islands exempted limited partnership (“IVA X”); (xvi) Insight Venture Associates X, Ltd., a Cayman Islands exempted company (“IVA X Ltd”); (xvii) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership (“IA XI”); (xviii) Insight Associates XI, Ltd., a Cayman Islands exempted company (“IA XI Ltd”); (xix) Insight Associates (EU) XI, S.a.r.l., a Luxembourg limited liability company (“IA EU XI”); (xx) Insight Associates Fund X Follow-On, L.P., a Cayman Islands exempted limited partnership (“IA X FOF”); (xxi) Insight Associates Fund X Follow-On, Ltd., a Cayman Islands exempted company (“IA X FOF Ltd”); and (xxii) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).  This Amendment No. 6 is being filed to reflect changes in the number of issued and outstanding shares of the Issuer’s Class A Common Stock and the issued and outstanding shares of Class B Common Stock (the “Class B Common Stock”), in each case, as reported in the Issuer’s quarterly report for the quarterly period ended October 31, 2024, as filed with the SEC on December 4, 2024 (the “10-Q”), and to reflect changes in the number of the Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons. As set forth below, as a result of the transactions reported in this Amendment No. 6, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock as calculated herein as of December 10, 2024. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

This Amendment No. 6 is being filed to amend Item 3 and 5 and Schedule I of the Schedule 13D as follows:

Item 3.     Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is amended to add the following:

On November 11, 2024, the Reporting Persons sold 195,173 shares of Class A Common Stock pursuant to a Rule 10b5-1 plan adopted on April 5, 2024 in open market transactions at a weighted average price per share of $28.05. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.12, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

On November 12, 2024, the Reporting Persons sold 14,886 shares of Class A Common Stock pursuant to a Rule 10b5-1 plan adopted on April 5, 2024 in open market transactions at a weighted average price per share of $28.05. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.07, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

On November 13, 2024, the Reporting Persons sold 1,011,145 shares of Class A Common Stock pursuant to a Rule 10b5-1 plan adopted on April 5, 2024 in open market transactions at a weighted average price per share of $28.15. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.41, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

On December 10, 2024, 11,432,767 shares of Class B Common Stock held by the Reporting Persons were converted into an equal number of shares of Class A Common Stock.

Also on December 10, 2024, the Reporting Persons distributed an aggregate of 11,500,000 shares of Class A Common Stock to their respective partners on a pro rata basis in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreements of such entities. The respective partners of the Reporting Persons did not furnish any consideration in exchange for the shares of Class A Common Stock received in connection with such distributions.

Item 5.     Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are amended as follows:

(a) and (b)

On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Reporting Person	Shares of Class A Common Stock	Shares of Class B Common Stock (1)	Percentage of Class A Common Stock (2)(3)
Insight Venture Partners X, L.P.	1,789,471	3,399,087	1.7%
Insight Venture Partners (Cayman) X, L.P.	1,467,387	2,787,291	1.4%
Insight Venture Partners (Delaware) X, L.P.	283,852	539,174	0.3%
Insight Venture Partners X (Co-Investors), L.P.	42,578	80,876	0.0%
Insight Partners XI, L.P.	138,891	263,822	0.1%
Insight Partners (Cayman) XI, L.P.	152,162	289,031	0.1%
Insight Partners (Delaware) XI, L.P.	19,429	36,904	0.0%
Insight Partners XI (Co-Investors), L.P.	2,313	4,393	0.0%
Insight Partners XI (Co-Investors) (B), L.P.	3,188	6,055	0.0%
Insight Partners (EU) XI, S.C.Sp.	18,047	34,281	0.0%
Insight Partners Fund X Follow-On Fund, L.P.	24,791	-	0.0%
Insight Partners Fund X (Cayman) Follow-On Fund, L.P.	35,292	-	0.0%
Insight Partners Fund X (Delaware) Follow-On Fund, L.P.	4,321	-	0.0%
Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.	2,390	-	0.0%
Insight Venture Associates X, L.P.	3,583,288	6,806,428	3.3%
Insight Venture Associates X, Ltd.	3,583,288	6,806,428	3.3%
Insight Associates XI, L.P.	315,983	600,205	0.3%
Insight Associates XI, Ltd.	315,983	600,205	0.3%
Insight Associates (EU) XI, S.a.r.l.	18,047	34,281	0.0%
Insight Associates Fund X Follow-On, L.P.	66,794	-	0.0%
Insight Associates Fund X Follow-On, Ltd.	66,794	-	0.0%
Insight Holdings Group, LLC	3,984,112	7,440,914	3.6%

(1)
Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B Common Stock, (ii) seven years from the effective date of the IPO (as defined in the Schedule 13D), (iii) the first date following the IPO on which the number of shares of outstanding Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) held by Tomer Weingarten, including certain entities that Mr. Weingarten controls, is less than 25% of the number of shares of Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) that Mr. Weingarten originally held as of the date of the IPO, (iv) the date fixed by the Issuer’s board of directors (the “Board”), following the first date following the completion of the IPO when Mr. Weingarten is no longer providing services to the Issuer as an officer, employee, consultant or member of the Board, (v) the date fixed by the Board following the date, if applicable, on which Mr. Weingarten is terminated for cause, as defined in the Issuer’s restated certificate of incorporation, and (vi) the date that is 12 months after the death or disability, as defined in the Issuer’s restated certificate of incorporation, of Mr. Weingarten.

(2)
Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person, by (b) the sum of (i)  295,079,043 shares of Class A Common Stock outstanding as of November 29, 2024, as reported in the 10-Q, plus the 11,432,767 additional shares of Class A Common Stock outstanding following the conversion of an equal number of Class B Common Stock on December 10, 2024, as described in Item 3 of this Amendment No. 6, and (ii) the number of shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Person(s) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose hereof.

(3)
The Class B Common Stock has 20 votes per share, and the Class A Common Stock has one vote per share.  The percentage ownership of the Reporting Person reported herein does not give effect to the 20 votes per share of Class B Common Stock because the shares of Class B Common Stock are treated as converted into Class A Common Stock for the purpose hereof.

On the date hereof, the Reporting Persons beneficially own an aggregate of 3,984,112 shares of Class A Common Stock and 7,440,914 shares of Class B Common Stock, which represent approximately 3.6% of the Class A Common Stock outstanding (calculated in accordance with footnote (2) above).  If all outstanding shares of Class B Common Stock (as reported in the 10-Q) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own approximately 3.6% of the shares of Class A Common Stock deemed outstanding.

Each of the Reporting Persons shares voting and dispositive power over the shares of Class A Common Stock and Class B Common Stock held directly by the IVP X Funds, IP XI Funds and IP X FOF Funds.

Each of Holdings, IVA X Ltd, IA XI Ltd, IA X FOF Ltd, IVA X, IA XI, IA EU XI and IA X FOF expressly declares that nothing herein shall be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered hereby.

As of the date hereof, 532,055 shares of Class A Common Stock are beneficially owned by Jeffrey Horing, 297,389 shares of Class A Common Stock are beneficially owned by Deven Parekh, 307,365 shares of Class A Common Stock are beneficially owned by Jeff Lieberman and 320,884 shares of Class A Common Stock are beneficially owned by Michael Triplett, each a Scheduled Person (as defined in the Schedule 13D).

(c) The information contained in Item 3 of this Amendment No. 6 is incorporated herein by reference, as applicable.

(e)  As a result of the transactions reported in this Amendment No. 6, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock as calculated herein as of December 10, 2024. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.      Material to Be Filed as Exhibits.

Exhibit 7.1
Joint Filing Agreement, dated July 12, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed on behalf of the Reporting Persons with the SEC on July 12, 2021).

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024
INSIGHT VENTURE PARTNERS X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS (CAYMAN) XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS (DELAWARE) XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS XI (CO-INVESTORS), L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024	INSIGHT PARTNERS (EU) XI, S.C.SP. By: Insight Associates (EU) XI, S.a.r.l., its general partner By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024
INSIGHT PARTNERS FUND X FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS FUND X (CAYMAN) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS FUND X (DELAWARE) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024
INSIGHT PARTNERS FUND X (CO-INVESTORS) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:          /s/ Andrew Prodromos
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 12, 2024	INSIGHT VENTURE ASSOCIATES X, L.P. By: Insight Venture Associates X, Ltd., its general partner By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024	INSIGHT VENTURE ASSOCIATES X, LTD. By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024	INSIGHT ASSOCIATES XI, L.P. By: Insight Associates XI, Ltd., its general partner By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024	INSIGHT ASSOCIATES XI, LTD. By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024	INSIGHT ASSOCIATES (EU) XI, S.A.R.L. By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024	INSIGHT ASSOCIATES FUND X FOLLOW-ON, L.P. By: Insight Associates Fund X Follow-On, Ltd., its general partner By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024	INSIGHT ASSOCIATES FUND X FOLLOW-ON, LTD. By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Authorized Officer
Dated: December 12, 2024	INSIGHT HOLDINGS GROUP, LLC By: /s/ Andrew Prodromos Name: Andrew Prodromos Title: Attorney-in-Fact

SCHEDULE I

Insight Holdings Group, LLC

Schedule I is amended to remove Blair Flicker as a Scheduled Person (as defined in the Schedule 13D).